MedCath Incorporated
                                                 7621 Little Avenue, Suite 106
                                                 Charlotte, NC  28226
                                                 October 18, 1996




Sec Filings
via:  Edgar Postmaster

       Please withdraw the form 8-A pursuant to section 12(b), filed by MedCath Inc. on October 17, 1996 with the following accession number:

                             0000931782-96-000011.

         Due to the fact that MedCath Inc. stock trades on NASDAQ which is not a true exchange the form should have been filed as a form 8-A pursuant to section 12(g). Once this filing has been withdrawn a form 8-A pursuant to section 12 (g) will be submitted.


Sincerely,

/s/ Mary M. Hill
Mary M. Hill
MedCath Incorporated